OTR Express, Inc.


Exhibit 11.  Statement Re:  Computation of Earnings Per Share


Basic earnings per share is calculated by dividing net income by the average weighted number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income by the average weighted number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents include the outstanding stock options.
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